Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2010	2009	2010	2009
Earnings: Loss before benefit from income taxes	$ (9,789)	$(231,699)	$ (48,412)	$(468,837)
Interest expense	266,386	249,057	523,379	517,464
Implicit interest in rents	4,038	6,212	7,746	10,610
Total earnings	$260,635	$ 23,570	$482,713	$ 59,237
Fixed charges: Interest expense	$266,386	$ 249,057	$523,379	$ 517,464
Implicit interest in rents	4,038	6,212	7,746	10,610
Total fixed charges	$270,424	$ 255,269	$531,125	$ 528,074
Ratio of earnings to fixed charges*	0.96	0.09	0.91	0.11

*

Earnings were insufficient to cover total fixed charges by $9.8 million for the three months ended June 30, 2010 and $48.4 million for the six months ended June 30, 2010. Earnings were insufficient to cover total fixed charges by $231.7 million for the three months ended June 30, 2009 and $468.8 million for the six months ended June 30, 2009.

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